UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Pursuant to the notice of the extraordinary general meeting of shareholders of Kornit Digital Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 10, 2015, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held at 2:00 p.m. (Israel time) on September 21, 2015, at the Company’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2 and are available on the Company’s website at ir.kornit.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 20, 2015	By:	/s/ Itamar Rosen
	Name:	Itamar Rosen
	Title:	General Counsel

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Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement for the extraordinary general meeting of shareholders to be held on September 21, 2015.

99.2	Proxy card for the extraordinary general meeting of shareholders to be held on September 21, 2015.

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